

Mailstop 3233

August 15, 2018

Via E-mail
Mr. Paul Seavey
Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

      Re: **Equity Lifestyle Properties, Inc.**
              Form 10-K for the fiscal year ended December 31, 2017
              Filed February 28, 2018
              File No. 001-11718

              Form 8-K
              Filed May 15, 2018
              File No. 001-11718

Dear Mr. Seavey:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 49

1.   Based on footnote (2), it appears interest expense disclosed only relates to secured debt. To the extent material, please revise your disclosures in future periodic reports to also discuss the cash requirements for interest related to unsecured debt. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Form 8-K filed May 15, 2018

Exhibit 99.1 Investor Presentation

2.   We note your discussion of Free Cash Flow on page 11. Please revise future presentations of free cash flow to include a presentation of the most directly comparable GAAP financial measure and a quantitative reconciliation from such GAAP financial measure to Free Cash Flow pursuant to Item 100(a)(1) and (2) of Regulation G.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Senior Staff Accountant
                                        Office of Real Estate and
                                        Commodities